

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 17, 2008

Stephen C. Haley, President
Celsius Holdings, Inc.
140 NE 4th Avenue, Suite C
Delray Beach, Florida 33483

RE: Celsius Holdings, Inc.
Amendment No. 1 to Form S-1
Filed October 9, 2008
File No. 333-153244

Dear Mr. Haley:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your responses to comment 15 from our letter dated September 25, 2008 and comment two from our letter dated November 7, 2008. Without addressing your Rule 144 analysis, please note the Preliminary Note to Rule 144, which states that the Rule 144 safe harbor is not available for a transaction or series of transactions that, although in technical compliance with Rule 144, is part of a plan or scheme to evade the registration requirements of the Securities Act. In this regard, we note disclosure on page F-13 of the Form S-1 describing the criteria for Golden Gate's payment obligations and the statement that "[t]he most significant criteria is that the Company can issue freely tradable shares." It appears the parties relied on technical compliance with Rule 144(d). Please

advise us why you believe Golden Gate is not acting as an underwriter as defined in Section 2(a)(11) of the Act regardless of your belief concerning compliance with Rule 144. In this regard, given Golden Gate's percentage ownership limit and the necessity for Golden Gate to resell significant numbers of shares into the market, please advise us why you believe Golden Gate should not be deemed to have purchased the securities with a view to distribution.

2. We note your response to comment 15 from our letter dated September 25, 2008. You state that, under Rule 144(d)(2), the transactions complied with the holding period for restricted securities and, with respect to the promissory note, payment in full was received prior to the issuance of the underlying securities for each partial conversion. It appears that the holding period for each partial conversion in the table on page 12 of your response is less than six months after receipt of payment under the promissory note. For example, the table indicates that the partial conversion on August 11, 2008 of 617,674 shares relates to the full payment of $45,000 received less than two months earlier, on June 23, 2008, the date identified under the column "Eligible for resale." It is unclear how each partial conversion complies with the holding period for the restricted securities involved in the partial conversion. Please advise us why you believe the partial conversions comply with the holding period of Rule 144(d) given the time period between each partial conversion's share issuance and full discharge of debt.

3. To assist us in understanding your responses, please quantify the number of shares issued to Golden Gate to date, and quantify the maximum possible number of shares that may be acquired by Golden Gate assuming the company's current share price and hypothetical 50% and 75% decreases to the current share price. Also, to the extent known to you, please advise us of the approximate number of shares Golden Gate has sold into the market to date.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Janice McGuirk at (202) 551-3395 or Jim Lopez, Branch Chief, at (202) 551- 3536 with any questions.

Sincerely,

John Reynolds,
Assistant Director

cc: Roger Shaffer, Esq.
        Fax (561) 864-5101